Exhibit 99.1

ASX ANNOUNCEMENT

20 February 2017,

Employee Share Options Issued & Forfeited

Melbourne, Australia; 20 February 2017: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to announce that it has issued a total of 22,750,000 unlisted options subject to various vesting conditions to certain employees under the Company’s existing employee option plan. Further details of the options granted are outlined in the Appendix 3B accompanying this announcement.

The Company further advises that 1,500,000 unlisted share options granted pursuant to the Company’s employee option plan have been forfeited by participants who are no longer employed. The details of these forfeited options are:

Unlisted employee option reference	Exercise price	Options lapsed
GTGAA (expiring 31 May 2019)	$0.040	250,000
GTGAD (expiring 14 September 2020)	$0.058	750,000
GTGAD (expiring 21 January 2021)	$0.039	500,000
Total		1,500,000

Accordingly, as at the date of this announcement, as summarised below, there are a total of 75,102,778 outstanding options over shares in the Company.

Unlisted employee options
GTGAD (expiring 14 September 2020)	$0.058	250,000
GTGAD (expiring 24 November 2020)	$0.020	24,236,111
GTGAD (expiring 31 March 2021)	$0.020	7,500,000
New (expiring 16 February 2022)	$0.010	22,750,000
Unlisted options attached to convertible notes
GTGAC (expiring 2 December 2018)	$0.015	20,366,667
Total		75,102,778

FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Eutillio Buccilli	Candice Knoll (USA)
Chief Executive Officer	Blueprint Life Science Group
Genetic Technologies Limited	+1 (415) 375 3340, Ext. 105
+ 61 3 8412 7050

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040

About Genetic Technologies Limited

Genetic Technologies is a molecular diagnostics company that offers predictive testing and assessment tools to help physicians proactively manage women’s health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGenplus® improves upon the predictive power of the first generation BREVAGen test and is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. BREVAGenplus® expands the application of BREVAGen from Caucasian women to include African-Americans and Hispanics, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company has successfully launched the first generation BREVAGen test across the U.S. via its U.S. subsidiary Phenogen Sciences Inc. and the addition of BREVAGenplus®, launched in October 2014, significantly expands the applicable market. The Company markets BREVAGenplus® to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons).

For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12

Name of entity

GENETIC TECHNOLOGIES LIMITED

ABN

17 009 212 238

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unlisted options over ordinary shares issued pursuant to the Employee Share Option Plan approved by shareholders on 25 November 2014

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	22,750,000

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

22,750,000 Options expiring 16 February 2022 with an exercise price of 1.0 cents each, being the 5 day VWAP of the Company’s ordinary shares prior to grant. Vesting in three equal tranches, with the first tranche vesting on the date of the 2017 Annual General Meeting of the Company and thereafter on each anniversary of that date.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes

If the additional securities do not rank equally, please state:

• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	Nil

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To continue to attract, retain, provide an incentive and align the interests of the recipients with those of the shareholders

6a	Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?	No

If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i

6b	The date the security holder resolution under rule 7.1A was passed	Not applicable

6c	Number of +securities issued without security holder approval under rule 7.1	Not applicable

6d	Number of +securities issued with security holder approval under rule 7. 1A	Not applicable

6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	Not applicable

6f	Number of securities issued under an exception in rule 7.2	22,750,000

6g	If securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the issue date and both values. Include the source of the VWAP calculation.	Not applicable

+ See chapter 19 for defined terms.

6h	If securities were issued under rule 7. 1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	Not applicable

6i	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	7.1 : 365,292,409 7.1A : 243,528,272

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 February 2017

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in section 2 if applicable)	2,435,282,724	Ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in section 2 if applicable)	20,366,667	Options at $0.015, exp. 2/12/18 (GTGAC)
		250,000	Options at $0.058, exp. 24/9/20 (GTGAD)
		24,236,111	Options at $0.02, exp. 24/11/20 (GTGAD)
		7,500,000	Options at $0.02, exp. 31/3/21 (GTGAD)
		22,750,000	Options at $0.01, exp. 16/2/22 (new)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒ Securities described in Part 1

+ See chapter 19 for defined terms.

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000 100,001 and over

37	☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

+ See chapter 19 for defined terms.

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

Quotation agreement

1                                         +Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2                                         We warrant the following to ASX.

•                                          The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•                                          There is no reason why those +securities should not be granted +quotation.

•                                          An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•                                          Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•                                          If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3                                         We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4                                         We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	/s/ Kevin Fischer	Date: 20 February 2017
Chief Financial Officer

Print name: Kevin Fischer

+ See chapter 19 for defined terms.

Appendix 3B — Annexure 1

Calculation of placement capacity under rule 7.1 and rule 7.1A for +eligible entities

Introduced 01/08/12

Part 1

Rule 7.1 — Issues exceeding 15% of capital

Step 1: Calculate “A”, the base figure from which the placement capacity is calculated

Insert number of fully paid ordinary securities on issue 12 months before date of issue or agreement to issue	1,715,282,724

Add the following:

• Number of fully paid ordinary securities issued in that 12 month period under an exception in rule 7.2

• Number of fully paid ordinary securities issued in that 12 month period with shareholder approval	720,000,000

• Number of partly paid ordinary securities that became fully paid in that 12 month period

Note:

•                  Include only ordinary securities here — other classes of equity securities cannot be added

•                  Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed

•                  It may be useful to set out issues of securities on different dates as separate line items

Subtract the number of fully paid ordinary securities cancelled during that 12 month period	—

“A”	2,435,282,724

Step 2: Calculate 15% of “A”

“B”	0.15 [Note: this value cannot be changed]

Multiply “A” by 0.15	365,292,409

+ See chapter 19 for defined terms.

Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used

Insert number of equity securities issued or agreed to be issued in that 12 month period not counting those issued:

•                  Under an exception in rule 7.2

•                  Under rule 7.1A

•                  With security holder approval under rule 7.1 or rule 7.4

Note:

•                  This applies to equity securities, unless specifically excluded — not just ordinary securities

•                  Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed

•                  It may be useful to set out issues of securities on different dates as separate line items

“C”	Nil

Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1

“A” x 0.15 Note: number must be same as shown in Step 2	365,292,409

Subtract “C” Note: number must be same as shown in Step 3	Nil

Total [“A” x 0.15] – “C”	365,292,409 [Note: this is the remaining placement capacity under rule 7.1]

+ See chapter 19 for defined terms.

Part 2

Rule 7.1A — Additional placement capacity for eligible entities

Step 1: Calculate “A”, the base figure from which the placement capacity is calculated

“A” Note: number must be same as shown in Step 1 of Part 1	2,435,282,724

Step 2: Calculate 10% of “A”

“D”	0.10 Note: this value cannot be changed

Multiply “A” by 0.10	243,528,272

Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used

Insert number of equity securities issued or agreed to be issued in that 12 month period under rule 7.1A

Notes:

•                  This applies to equity securities — not just ordinary securities

•                  Include here — if applicable — the securities the subject of the Appendix 3B to which this form is annexed

•                  Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained

•                  It may be useful to set out issues of securities on different dates as separate line items

“E”	Nil

+ See chapter 19 for defined terms.

Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A

“A” x 0.10 Note: number must be same as shown in Step 2	243,528,272

Subtract “E” Note: number must be same as shown in Step 3	Nil

Total [“A” x 0.10] — “E”	243,528,272 Note: this is the remaining placement capacity under rule 7. 1A

+ See chapter 19 for defined terms.